Back 2014-08-21, 10:31:33, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Herrick.L **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2521108		
Security designation	Common Shares		
Opening balance of securities held	582127		
Date of transaction	2014-08-18		
Nature of transaction	51 - Exercise of options		
Number or value of securities acquired	100000		
Unit price or exercise price	3.4000	Currency	Canadian Dollar
Closing balance of securities held	682127	Insider's calculated balance	
Filing date/time	2014-08-21 10:28:28		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Herrick.L **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2521110		
Security designation	Common Shares		
Opening balance of securities held	682127		
Date of transaction	2014-08-19		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	59000		
Unit price or exercise price	6.9200	Currency	Canadian Dollar
Closing balance of securities held	623127		

		Insider's calculated balance	
Filing date/time	2014-08-21 10:29:13		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Herrick.L **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2521106		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	856000		
Date of transaction	2014-08-18		
Nature of transaction	51 - Exercise of options		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	100000		
Equivalent number or value of underlying securities disposed of	100000		
Unit price or exercise price	3.4000	Currency	Canadian Dollar
Conversion or Exercise price	3.4000	Currency	Canadian Dollar
Date of expiry or maturity	2014-08-21		
Closing balance of securities or contracts held	756000	Insider's calculated balance	
Filing date/time	2014-08-21 10:27:18		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			